July 21, 2017

VIA EDGAR

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention: Mara L. Ransom

Re:	Industrea Acquisition Corp.

Registration Statement on Form S-1

Filed June 29, 2017, as amended

File No. 333-219053

Dear Ms. Ransom:

Pursuant to Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended (the “Act”), the undersigned, for itself and the several underwriters, hereby join in the request of Industrea Acquisition Corp. that the effective date of the above-referenced Registration Statement be accelerated so as to permit it to become effective at 4:00 p.m. Washington D.C. time on July 25, 2017, or as soon thereafter as practicable.

Pursuant to Rule 460 of the General Rules and Regulations under the Act, the undersigned advise that as of the date hereof, 192 copies of the Preliminary Prospectus dated July 20, 2017 have been distributed to prospective underwriters and dealers, institutional investors, retail investors and others.

The undersigned advises that it has complied and will continue to comply with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

* * *

[signature page follows]

Very truly yours,

FBR Capital Markets & Co.,
as Representative of the Several Underwriters

By:	/s/ Patrice McNicoll
Name: Patrice McNicoll Title: Managing Director

B. Riley & Co., LLC,
as Representative of the Several Underwriters

By:	/s/ Jon Merriman
Name: Jon Merriman
Title: Managing Director

[Signature Page to Underwriters’ Acceleration Request Letter]